March 2, 2009

Filed via EDGAR and
Delivered via Facsimile (202) 772-9202
Ms. Donna DiSilvio Senior Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549	Mr. Scott Stringer Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549

Re:	Skinny Nutritional Corp. Form 10-KSB for Year Ended December 31, 2007 File No. 000-51313

Dear Ms. DiSilvio and Mr. Stringer:

Skinny Nutritional Corp. (“Skinny” or the “Company”) is in receipt of your letter dated February 9, 2009 concerning comments to the above-referenced filing of the Company. This letter sets forth the Company’s responses to the Staff’s comments as set forth in your letter of February 9, 2009. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

The Company’s responses are as follows:

Form 10-KSB for the Year Ended December 31, 2007

General

Comment 1.  In light of your intent to file an amended Form 10-KSB, please include all future revisions.

Response

The Company will include all proposed future revisions identified in its prior correspondence to the Staff in the amendment to the Form 10-KSB for the year ended December 31, 2007.

Report of Independent Registered Public Accounting Firm, page 52

Comment 2.  With regards to stock compensation we note your responses to prior comments 2 and 6.  To help us better understand please clarify how you arrived at your conclusion to credit the profit and loss statement for $69,525 in related stock compensation. We reiterate our request in prior comment 6 and ask that to the extent stock compensation is or will be recorded for employees and non-employees, please identify the amount, how you determined the amount and line items where you have or will record such amounts on your financial statements. To the extent material please include a footnote to the financials and show us what your disclosure will look like revised.  Reference is made to SFAS 123R.

Response

As previously indicated, the Company will credit its profit and loss statement in the amount of $69,525 in order to properly reflect on its financial statements the stock compensation expense that the Company incurred in fiscal 2007. The Company determined this amount by applying the Black Scholes valuation method in accordance with SFAS 123R. The Company does not believe that the adjustments described below are material to its financial statements.

With respect to the portion of the stock compensation expense related to the Company’s outstanding employee stock options, the Company determined that it is appropriate to record a credit of $133,493, which would then be offset by an additional expense of $63,498 with respect to the accounting for its outstanding warrants. The specific line items where the Company will record these amounts on its financial statements are as follows:

On its balance sheet, the Company will adjust “additional paid-in capital” by a net amount of $69,525. This adjustment is comprised on an increase of $133,493 related to stock option expense and a debit of $63,968 related to warrant expense. The net increase of $69,525 to additional paid-in capital will flow through the balance sheet as a decrease to “Total stockholders’ deficit” and an increase to “Total Liabilities and Stockholders’ Deficit”.

On its Statement of Operations, the Company will adjust “General and Administrative Expense” by reducing such line item in the net amount of $69,525. This net adjustment is comprised of a reduction in expense of $133,493 for stock option expense and an increase in expenses of $63,498 attributable to warrant expense. This adjustment will also flow through the Statement of Operations as a reduction in “Net Loss from Operations” and “Net Loss” in the amount of $69,525. This adjustment will not impact earnings (loss) per share.

Notes to Consolidated Financial Statements

Note 7. Convertible Debenture, page 65

Comment 3.  We note your response to prior comment 4 and your determination that the market for your equity, while quoted on Pink Sheets, was not an active market as contemplated by EITF 98-5. Thus, you determined the fair value could not be determined by reference to the market price and instead relied upon the valuation of common stock from transactions involving private placements. Please clarify how your private placements provide a better estimate of the fair value than the quoted price, the guidance you relied upon in reaching your conclusion and how you arrived at a valuation of $0.40. We continue to believe quoted market prices provide the most objective measure of fair value as investors and creditors readily rely on those prices to make decisions. Please note in paragraph 58 of SFAS 107 the FASB considered the issue of thin markets and concluded that quoted market prices even from thin markets, provides useful information.

Response

Although, the Company concurs that quoted market prices provide the most objective measure of fair value in most circumstances, the Company believes that, for the reasons described below, the prices of the Company’s common stock as quoted on the Pink Sheets did not objectively measure the fair value of the Company’s common stock during the relevant time frame. Further, while the Company acknowledges the FASB’s consideration of the issue of thin markets in paragraph 58 of SFAS 107, it believes that the guidance contained in such paragraph is not wholly dispositive in the instant case and for the reasons discussed below, the Company believes that a conclusion based on paragraph 58 of SFAS 107 is inapt in determining the fair value of the Company’s common stock at the time of commitment.

The Company believes that the price quotations of its common stock on the Pink Sheets were not the best objective measure of the fair value of its common stock for a number of reasons. As previously discussed, the Company’s common stock was quoted on the Pink Sheets and was not actively traded. In addition, the Company believes that the quotations published by the Pink Sheets are not reliable evidence of fair value due to the fact that the prices quoted on the Pink Sheets may not represent actual transactions between buyers and sellers of the Company’s common stock. As opposed to the prices of securities listed on a securities exchange, the actual price at which stocks quoted on the Pink Sheets may be, and often is, different then the quotations published thereon. In light of these factors, Company, after reviewing SFAS 107, determined that the price that at which actual transactions were consummated, as evidenced by the actual price investors were willing to pay for the Company’s common stock (as reflected by the initial conversion rate of the convertible debentures issued by the Company in the private placements) was an important criteria in determining the fair value of the Company’s common stock. Accordingly, the Company determined that a fair value of $0.40 was appropriate utilizing a combination of the quotations published by the Pink Sheets as well as the price that actual investors were willing to pay for the Company’s common stock in the private placements.

In addition, while noting the statement of the FASB in paragraph 58 of SFAS 107, the Company does not believe that such statement is dispositive. For the reasons discussed above, the Company believes that this statement is more compelling where the thinly traded securities are traded on exchanges that report the prices of actual transactions and where all parties to the transaction have current information concerning the issuer (e.g., for companies that are also subject to the Commission’s reporting requirements). Based on other statements contained in SFAS 107, the Company does not believe that this guidance should be binding where (1) the security at issue is only quoted on the Pink Sheets for a company that was not at the time subject to the Commission’s reporting requirements and (2) the value ascribed to the issuer’s securities by investors executing actual transactions differed from the prices quoted on the Pink Sheets.

The Company also notes that at the commitment time, the Company was not subject to the disclosure requirements of the Securities Exchange Act of 1934, as amended, and therefore did not file periodic reports with the Commission. In addition, to be quoted in the Pink Sheets, an issuer does not need to fulfill any particular requirements as a full reporting entity. The issuers quoted in the Pink Sheets tend to be closely held, extremely small, or thinly traded. Most do not meet the minimum U.S. listing requirements for trading on a stock exchange. As with the Company, many of the issuers whose stock is quoted on the Pink Sheets do not file periodic reports or audited financial statements with the Commission, making it very difficult for investors to thoroughly research such companies unless they obtain additional information from the issuer, as is the case with investors participating in a private placement. Thus in determining fair value, the Company believes that this situation further supports its reliance on the price of actual transactions ($0.40) as opposed to solely relying on the quotations published on the Pink Sheets, since investors participating in the private sales were more likely to possess current information regarding the Company than stockholders that sought to trade shares based on quotations published on the Pink Sheets.

Based on the foregoing, the Company determined that the fair value of its common stock was $0.40 based on a combination of the quotes published on the Pink Sheets and the value attributed to its common stock by investors that actually purchased its securities in private transactions for the Company’s securities during the same time period.

General

The Company acknowledges that:

                  •            the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

                  •            staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                 •             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

Skinny Nutritional Corp.

By: /s/ Michael Salaman
Michael Salaman,
Chairman

cc:	R. Wilson
D. McDonald